

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

Via E-mail
Svai S. Sanford
Chief Financial Officer
VIVUS, Inc.
351 E. Evelyn Avenue
Mountain View, California 94041

      Re: VIVUS, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             File No. 001-33389

Dear Mr. Sanford:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief